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                     CUSIP No. 71376K 10 2(Page of 5 Pages)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  Schedule 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 1)


                     Performance Technologies, Incorporated
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   71376K 10 2
                                 (CUSIP Number)





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                     CUSIP No. 71376K 10 2(Page of 5 Pages)

                                       13G


--------- -------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          John M. Slusser
--------- -------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------- -------
 3        SEC USE ONLY

--------- -------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------

                   5     SOLE VOTING POWER - 455,889
NUMBER
OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH
                  ------ -------------------------------------------------------
                   6     SHARED VOTING POWER - 75,371

                  ------ -------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER - 455,889

                  ------ -------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER  - 75,371

--------- -------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          596,510 (See Item 4 for disclaimer of beneficial ownership as to certain shares)


--------- -------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*

--------- -------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.4%
--------- -------
12       TYPE OF REPORTING PERSON*

          IN
--------- -------




*SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                  Performance Technologies, Incorporated

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  315 Science Parkway
                  Rochester, New York 14620

Item 2(a).        Name of Person Filing:

                  John M. Slusser

Item 2(b).        Address of Principal Business Office, or, if None, Residence:

                  2595 Brighton-Henrietta Town Line Road
                  Rochester, New York 14623

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  71376K 10 2

Item 3.           Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not Applicable

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:  596,510 shares

                           Such amount consists of: (i) 376,389 shares owned by the Reporting Person directly; (ii) 21,000 shares owned by Reporting Person as custodian for his minor children; (iii) 75,371 shares owned jointly by the
                           Reporting Person and his wife; (iv) 58,500 shares owned of record by the Reporting Person's wife, as to which shares the Reporting Person disclaims beneficial ownership; and (v) 65,250 shares subject to presently exercisableoptions and a warrant held by the Reporting Person.

                  (b)      Percent of Class:  4.4%

                  (c) Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote: 455,889

     (ii) shared power to vote or to direct the vote: 75,371

     (iii) sole power to dispose or to direct the disposition of: 455,889

     (iv) shared power to dispose or to direct the disposition of: 75,371

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Not Applicable



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 11, 2000                                    /s/ John M. Slusser
                                                            -------------------
                                                                John M. Slusser